UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated May 29, 2024, announcing the Company’s dividend and earnings report for the first quarter of 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 30, 2024	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per March 31, 2024 – Dividend is a top priority.

Wednesday, May 29, 2024

Highlights:

Ninety day periods offer a short-term snapshot of a company, but it is also important to view the long-term picture. The values of our assets have seen a significant increase over the past years. The direction of NAT is unquestionably upward, with further room to grow.

1.
The first quarter of 2024 continued at a strong pace with healthy earnings. The Net Profit for the first quarter of 2024 came in at $15.1 million which is similar to the previous quarter (4Q23) with a Net Profit of $17.5 million.

2.
For the first quarter of 2024 the dividend is 12 cents ($0.12) per share. This is our 107th consecutive quarterly dividend. The dividend is payable July 18, 2024 to shareholders on record as of June 28, 2024.

3.
The average Time Charter Equivalent (tce) for our spot vessels during the first quarter of 2024 came in at $34,320 per day per ship. Including vessels on term contracts, the total average NAT tce was $33,570 per day per ship. The daily operating costs per ship are about $9,000.
Going forward, we clearly see strong demand for our vessels.

4.	The supply-demand dynamics in the market for the fleet of NAT are favorable.

5.
The NAT fleet of versatile suezmax tankers offer flexibility in loading and discharging ports. Through careful voyage planning and adjustment of speed of our vessels, we reduce emissions. Each individual ship in The NAT fleet is of excellent technical quality, as demonstrated in the vetting performance, the score board undertaken by the Oil Companies.

6.	NAT has one of the lowest debt levels among publicly listed tanker companies.

Sincerely,
Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of March 31, 2024, our fleet consisted of 20 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the first quarter of 2024

For the first quarter of 2024, the net income was $15.1 million or an EPS of $0.07.

The average time charter equivalent (TCE) for our fleet during the first quarter of 2024 came in at $33,570 per day per ship. This number is on a discharge-to-discharge basis. We currently have sixteen of our twenty vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 4 and 5 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $228 million, which equals $11.4 million per ship based on 20 vessels, as of March 31, 2024.

The details of our financing arrangements are as follows;

1)	The 14 vessels financed through CLMG/Beal Bank had as of March 31, 2024 a total outstanding balance of $81.6 million, presented as current.

2)	The 6 vessels financed through Ocean Yield have as of March 31, 2024 a total outstanding balance of $215.0 million, including current portion of the debt.

Current portion of long-term debt is now $101.5 million net of transaction costs. $20.3 million is related to the Ocean Yield financing and $81.2 million is related to the Beal/CLMG financing. Restricted cash of $4.1 million is related to deposits held for future Drydocking’s of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

For the first quarter of 2024 a cash dividend of 12 cent ($0.12) per share has been declared. This is our 107th consecutive quarterly dividend.

Payment of the dividend will be on July 18, 2024, to shareholders of record on June 28, 2024.

World Economy and the Tanker Market

The world is not short of political uncertainty, and we do not see this going away anytime soon. We see high demand for oil, a fragmented trade picture with logistical inefficiencies and a tight supply of ships. The limited supply of new ships is maybe the most important factor pointing to tight supply/demand balance for several years. Seasonal variations will occur, but as we have seen in 2023 and so far this year, the trend supports earnings at higher levels than in the past.

NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain at historic low levels for at least the next two or three years. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 580 vessels as of March 31, 2024. With an increased ordering activity during second half of 2023 and early 2024, the orderbook for Suezmax tankers now counts 81 vessels which equals 14% of the world’s conventional suezmax fleet spread over the next 4 years. The historic average for orderbook in percent of existing fleet is 20%.

Only six new vessels will enter the suezmax fleet in 2024, 23 in 2025, 38 in 2026, so far 13 new build orders booked for 2027 and only 1 for 2028. It is also worth noting that during 2024, the world fleet will count 43 suezmax tankers of 23 years of age or older.

The available shipyard capacity for large oil tankers (Suezmax and VLCCs) before 2027 is limited.

All of the above are good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 20 more or less identical vessels, after the latest purchase, is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable, and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Dec. 31, 2023

Net Voyage Revenue	60,572	59,254	87,094	262,180

Vessel Operating Expenses	(15,519)	(15,520)	(13,955)	(60,003)
Depreciation Expenses	(14,136)	(13,278)	(12,723)	(51,397)
General and Administrative Expenses	(7,854)	(5,856)	(5,740)	(22,890)
Operating Expenses	(37,509)	(34,654)	(32,418)	(134,290)
Net Operating Income	23,063	24,600	54,676	127,890

Interest Income	187	42	304	1,302
Interest Expense	(8,051)	(7,204)	(8,034)	(30,498)
Other Financial Income (Expenses)	(143)	66	(35)	17
Total Other Expenses	(8,007)	(7,096)	(7,765)	(29,179)
Net Income	15,056	17,504	46,911	98,711
Basic and Diluted Earnings per Share	0.07	0.08	0.22	0.47
Weighted Average Number of Common Shares Outstanding	208,796,444	208,796,444	208,796,444	208,796,444
Common Shares Outstanding	208,796,444	208,796,444	208,796,444	208,796,444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Mar. 31, 2024	Dec. 31, 2023

Cash and Cash Equivalents	45,941	31,078
Restricted Cash	4,092	2,283
Accounts Receivable, Net	22,323	26,287
Prepaid Expenses	4,188	4,319
Inventory	25,006	31,183
Voyages in Progress	9,476	11,178
Other Current Assets	2,195	2,582
Total Current Assets	113,221	108,910
Vessels, Net	754,515	768,584
Other Non-Current Assets	1,984	1,702
Total Non-Current Assets	756,499	770,286
Total Assets	869,720	879,196

Accounts Payable	2,927	3,446
Accrued Voyage Expenses	9,342	11,748
Other Current Liabilities	8,847	10,858
Dividends Payable	25,056	12,528
Current Portion of Long Term Debt	101,541	31,898
Total Current liabilities	147,713	70,478
Long-Term Debt	192,147	269,697
Other Non-Current Liabilities	1,131	717
Total Non-current Liabilities	193,278	270,414
Shareholders' Equity	528,729	538,304
Total Liabilities and Shareholders' Equity	869,720	879,196

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Three Months Ended	Twelve Months Ended

Amounts in USD '000	March 31, 2024	Dec. 31, 2023

Net Cash Provided by Operating Activities	37,589	139,445

Investment in Vessels	(186)	(73,526)
Investment in Other Fixed Assets	0	(144)
Net Cash Used in Investing Activities	(186)	(73,670)

Proceeds from Vessel Financing	0	53,331
Repayments of Vessel Financing	(5,101)	(14,671)
Repayment of Borrowing Facility	(3,020)	(44,549)
Dividends Distributed	(12,528)	(89,783)
Net Cash Used in Financing Activities	(20,649)	(95,672)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	16,754	(29,897)
Effect of exchange rate changes on Cash	(82)	(44)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	33,361	63,302
Cash, Cash Equivalents and Restricted Cash at End of Period	50,033	33,361
Cash and Cash Equivalents	45,941	31,078
Restricted Cash	4,092	2,283

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Dec. 31, 2023
Voyage Revenue	95,288	92,704	121,434	391,687
Voyage Expense	(34,716)	(33,450)	(34,340)	(129,507)
Net Voyage Revenue (1)	60,572	59,254	87,094	262,180

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Dec. 31, 2023
Net Income	15,056	17,504	46,911	98,711
Interest Expense (Income), net	7,864	7,162	8,034	29,196
Depreciation Expense	14,136	13,278	12,723	51,397
EBITDA (2)	37,056	37,944	67,668	179,304

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm